Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: May 19, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS A Q&A USED BEGINNING MAY 19, 2005 TO ANSWER QUESTIONS FROM PARTICIPANTS IN THE ROYAL DUTCH/SHELL GROUP SHARE INCENTIVE PLANS REGARDING THE EFFECTS OF THE TRANSACTIONS ON THE PLANS

Questions and Answers for participants in Royal Dutch / Shell Group Share Incentive Plans regarding the Rollover

1.   What is the Transaction?

The unification of Royal Dutch Petroleum Company (RD) and The “Shell” Transport and Trading Company p.l.c. (STT), under a single parent company Royal Dutch Shell p.l.c. (RDS), is called the Transaction. To find out what it is, why it is happening, how it works, what happens to the RD and STT shares, please refer to the details found at www.shell.com/unification, and the full copies of the Transaction documents found on that site.

2.   What action do I need to take? Will I get to vote on these proposals?

You will have been notified if there is any action to take as a result of your participation in a share plan. If you are a member of the Shell All Employee Share Ownership Plan (SAESOP) then you will be entitled to vote on the proposals and you should read the papers received from Halifax about how to do this. Generally, participation in other share plans does not give you the right to vote or to participate as an individual in the RD Offer / STT Scheme of Arrangement. Where applicable the trustee of the plan will make such decisions on behalf of participants who hold shares in a plan. However please refer to your individual communications for the details which apply to you.

3.   I am a participant in GESPP. Do I need to tender my RD shares in the GESPP?

No, the nominee of the plan will make decisions regarding the tendering of your shares since these are not held in your name but are held by the nominee in the plan on your behalf.

4.   What is a rollover?

This is the name given to the conversion of existing rights over RD or STT shares in a share plan into equivalent rights over RDS shares.

5.   I note that the rules of the new performance share plan are available for inspection but not the rules of the plans associated with the roll over. Why is this?

The performance share plan rules are on display in order to comply with the regulatory requirements that proposed new plans are available for inspection by shareholders. This does not apply to existing share plans.

6.   What are the tax implications on share plans? Where can I find more information about the tax implications of the transaction?

It is not legally permissible to provide you with specific advice as to how you may be affected from a tax perspective. However, each individual communication contains some generic information about how an individual may be impacted given certain assumptions, i.e. that they are still employed and that they have always been in the same country. The notes provided are intended to help you understand whether you may be impacted from a tax perspective as a result of the rollover.

This note does not give tax information in relation to any shares you may hold, only generic information about share / option rights and how these are impacted by the rollover. Please note that this information is based on current legislation. If you have any questions, you are urged to consult your personal tax adviser.

A table showing the specific advice for 76 countries for a variety of (not all) plans can be found at [sww-stockweb.shell.com]

7.   I am in a country where you have not provided tax advice. Why have you not shown tax information for all countries of the consequences of the Transaction?

A global due diligence exercise was carried out covering 99% of plan participants, however it was not possible to ascertain tax information in all countries. Even where tax information was collected, participants are still recommended to seek the advice of a personal tax adviser, who can give advice on your own specific situation.

8.   I have been advised that I need to submit a tax filing in my particular country. How do I go about doing this?

Processes differ by country therefore you will need to consult your personal tax adviser.

9.   Do I need to say anything in my tax return?

It is suggested that you say the following:

This tax return includes disclosure in relation to share plan benefits granted by the Royal Dutch/ Shell Group. Since these benefits were awarded to me the Royal Dutch/Shell Group has been restructured so that my rights became rights over the new parent company, Royal Dutch Shell plc. An exchange ratio was applied to the old rights to produce the new rights. As a consequence, the number of new rights was not numerically the same as the number of old rights granted.

If you have any specific queries in relation to completing your tax return, you should consult your personal tax adviser.

10.   I have been in different countries since my share options grant(s) / award(s) were made. What tax guidance is available for me?

This is a complex situation and therefore you are urged to consult your personal tax adviser who can advise you on your own specific situation.

11.   I no longer work for Shell. How do I go about ascertaining my tax liability?

The due diligence did not cover individuals in your position. Therefore you are urged to consult your personal tax adviser if you have any questions.

12.   I have received two or more communications with different tax advice. Why?

The tax advice that you will have received in each pack is dependent on the country in which you are resident, and the nature of the shareplan that you participate in. In some countries, there are different tax treatments for different share plans.

13.   English is not my first language – is the letter that you have sent me or the other information relating to the Transaction available in another language?

Translations of the letter(s) that were sent to you are available in 16 languages on http://sww-stockweb.shell.com/. If you do not have access to the Shell intranet you should contact the Shareholder helpline on the number provided in your share plan letter (also in Question 14 below) and the translation required will be sent to you.

14.   Who is my plan administrator/provider? What are their contact details?

For specific information about your personal rights and account, please contact the relevant provider (the company that has been appointed to manage the plans). The details of most of these are as follows:

Helpline
Hours & time
Plan	Provider	Helpline phone number	zone	Email contact

Global Stock options	Equiserve	+1-781-575-2877	6AM – 6PM Eastern Standard Time	shelloptions@equiserve.com

GESPP	Mourant	+44 20 8409 2651	8am – 8pm BST Monday – Friday	shell.gespp@mourant.com

US plans	Fidelity	1-800-307-4355 (from within the US)	8AM – 12AM Eastern Standard Time

UK Sharesave	Halifax	0800 371 761 (from within the UK) +44 1422 333 400	8.30am – 5.00pm BST Monday – Friday

SAESOP	Halifax	0800 085 1122 (from within the UK) +44 1422 333 400	8.30am – 5.00pm BST Monday – Friday

15.   I have changed address. Who do I need to inform?

Please refer to your plan administrator

16.   I have lost the password details for my account / am unable to log in. Who do I need to contact?

Please refer to your plan administrator

17.   Why does my account still show RD / STT? When will my account display the new RDS amounts?

If the Transaction is completed, the exchanged rights will be displayed in RDS where applicable, shortly after completion of the Transaction.

18.   Why did I receive more than one short form scheme document?

There are a number of legal and regulatory requirements associated with the communications to share plan participants and shareholders in connection with a transaction of this nature. This means that in order to comply with these requirements if you are an STT shareholder as well as a participant in UK Sharesave Scheme, SAESOP or certain plans registered in the US, you may receive more than one hard copy of the short form scheme document. We have tried to minimize the amount of paperwork that participants will receive where possible, but it is unavoidable that some participants will receive more than one copy of this particular document.

19.   Why did I receive a separate letter containing the Prospectus and 14 D-9?

In order to comply with U.S. Securities law, we are required to supply to U.S. nationals and plan participants based in the U.S. copies of certain disclosure documents. These documents are for information only, and participants are not required to take any action in connection with them.

20.   Where can I see what my up to date entitlement is?

You can view your personal entitlement in the same way as you do now, via your administrator who holds all of your plan details.

The letter you were sent about your share plan rights and the effect of the Transaction included where applicable a recent statement showing what rights you currently have over STT / RD shares, and how these are to be rolled over into rights over RDS shares.

21.   What happens to any cash balance entitlement that I may have in my GESPP or UK SAESOP plan?

Any cash balance entitlement that you have in your plan will remain the same following the restructuring.

22.   I notice that there is a right of exercise on the UK Sharesave scheme. Why is this not available on other share plans?

Participants in the UK Sharesave Scheme have a choice of exercising their options within six months of the restructuring taking place, or “rolling over” their right to STT shares for an equivalent right to RDS shares. This is being offered on the UK Sharesave because the plan rules state that this may happen in the event of a company restructuring or takeover.

23.   What exchange ratios are being used to convert my existing rights to rights over RDS shares? How were these values arrived at?

The rates used for conversion are detailed in your personal statement. These are consistent with the rates used for shareholders in the Transaction. Details of how these were calculated can be found in the documentation at www.shell.com/unification.

24.   What is happening to fractional options and shares on conversion from rights over STT shares to rights over RDS B shares?

On conversion of rights over STT shares to rights over RDS B shares, the number of rights over RDS B shares will be rounded down to the nearest whole number. This procedure is consistent with the treatment of Inland Revenue approved plans (such as Sharesave) and market practice.

25.   US plans — Why have I not received a personalised statement showing my exchanged rights?

In your case the conversion rate is simply one for one, so you will have the same number of rights as you have now. Note that if the transaction is approved and completed, you will have rights /shares over RDS A ADRs (These will have the ticker symbol RDS.A). For up to date details of your rights contact Fidelity at the number provided in Question 14.

26.   I can’t download the transaction documents onto my PC, who can I call to get hard copies?

	Contact	Number

Transaction helpline (UK)	Lloyds	0800 169 1679 (+44 1903 276323 from outside the UK)

Transaction helpline (US)	Georgson	Toll free: +1 877 278 4235 (within US (877) 278 4235) Collect: +1 212 440 9800 (within US (212) 440 9800)

Hague registered shares	ANT	020-522 2510 (from within NL) +31 20 522 2510 (from outside NL)

RD bearer shares	ABN AMRO	Number to be advised

Holders of RD ordinary shares are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Offer that have been made or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell and the related solicitation / recommendation statement on Schedule 14D-9 that has been filed with, or furnished to, Euronext Amsterdam N.V. and the Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public of filed with, or furnished to, the SEC by Royal Dutch Shell, RD and STT can be obtained at the SEC’s website at www.sec.gov or the Royal Dutch web site www.shell.com/unification. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.